United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant: J. Alexander’s Holdings, Inc.

2.	Name of person relying on exemption: MARATHON PARTNERS EQUITY MANAGEMENT, LLC

3.	Address of person relying on exemption: One Grand Central Place 60 East 42nd Street, Suite 2306 New York, New York 10165

4.	Written materials: The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

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On January 4, 2018, Marathon Partners Equity Management, LLC (“Marathon Partners”) issued a presentation to Institutional Shareholder Services (“ISS”) regarding the proposed transaction between J. Alexander’s Holdings, Inc. and 99 Restaurants, LLC. The full presentation to ISS is attached hereto as Exhibit 99.1.

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Marathon Partners Equity Management, LLC (“Marathon Partners”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Marathon Partners.

PLEASE NOTE: Marathon Partners is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.